1400 Seaport Boulevard

Redwood City, CA 94063

November 20, 2008

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C.  20549

RE:	Facet Biotech Corporation
Amendment No. 3 to Form 10-12B filed November 7, 2008
File No. 1-34154

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated November 18, 2008, to Facet Biotech Corporation (the “Company”) regarding Amendment No. 3 to the Registration Statement on Form 10-12B, File No. 1-34154 (“Amendment No. 3”), filed by the Company on November 7, 2008.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.  Please note that the Company had filed Amendment No. 4 to the Registration Statement on Form 10-12B (“Amendment No. 4”) on November 12, 2008 primarily to incorporate the remaining exhibits.  Enclosed is a copy of Amendment No. 5 to the Registration Statement on Form 10-12B (“Amendment No. 5”), together with a copy of the Information Statement (the “Information Statement”) filed therewith as Exhibit 99.1 that is marked to show the changes from the Information Statement filed with Amendment No. 4.

FORM 10

Exhibit 99.1 — Information Statement

Strategic Collaborations and Licensing Agreements, pages 51-53

Staff Comment:

1.             Please provide a detailed analysis why each of the six agreements described on pages 52-53 under “Licensing and Other Agreements” is significant but not material.  If a reasoned analysis of non-materiality can be provided, the discussion under this subheading should be revised to reinstate the caveats you included in the prior amendment pertaining to non-expectation of material revenue from these agreements.  Otherwise, as previously requested, please revise the discussion to provide specific information about the terms of the agreements discussed in this section.

Company Response:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that with respect to the six agreements described on pages 52-53 under “Licensing and Other Agreements,” the Company has revised the discussion under the subheading in the Information Statement to reinstate caveats, similar to what was included in Amendment No. 2, that the Company does not expect material revenue from any of these agreements individually unless and until the licensed products reach significant development milestones or marketing approval which, at the earliest, would not reasonably occur until 2011 and which achievements have relatively low estimated probabilities of success given the nature of drug development efforts.

The Agreements Are Significant.

The Company believes that the existence of these agreements is significant because they represent the Company’s success in out-licensing these programs, even though each agreement is not now, and may never become, material.  The agreements together are significant not because of the expected near- or medium-term expected financial benefit from any one agreement, but because these out-licensed programs demonstrate the success of the Company in developing products or technology that, although not a strategic fit for the Company, are of interest to other companies in the industry which have agreed to invest significant resources to further develop these product candidates.  The Company represents that to its knowledge, based upon public disclosures, each of these programs is in active development by the third party.  The Company believes that the clinical development of any of these programs requires substantial effort and the expenditure of millions of dollars by such third parties.  As a result, the existence of these programs and their continuing development by the third parties evidences the value of the Company’s research and development efforts and ability to maximize the potential of these product candidates even though they do not strategically fit with the Company’s own portfolio development strategy.

The Company believes that the disclosure of the existence of these agreements and limited disclosure about the agreements is important and helpful to investors’ understanding of the Company’s potential prospects and successful development of product candidates and technology that are of interest to others in the industry.  In addition, while the Company does not anticipate that revenues from these license agreements individually will be material to its operating results and does not believe that any of the agreements individually are material for the other reasons stated below, when and if the Company does recognize revenue from any of these licensees in future periods, the supplemental disclosures related to the underlying license agreements will be helpful to the investors such that they will understand the source of such revenues.

None of the Agreements Is a Material Agreement.

Even though the Company believes the existence of these agreements is significant, it does not believe that any of these agreements is individually material to the Company.  In particular, and as discussed in more detail below, (i) the Company’s operating results have not been, and are not expected to be, materially affected by the agreements, and (ii) the Company entered into the agreements in the ordinary course of its business and is not substantially dependent upon any one or all of the agreements.

Under Item 601 of Regulation S-K, the relevant portion of the SEC’s definition of a material contract is a contract “not made in the ordinary course of business which is material to the registrant,” though certain types of contracts even if made in the ordinary course could nonetheless be required to be filed if it were a type of contract to which the Company’s business were “substantially dependent.”  For the reasons discussed below, the Company submits that the agreements are not material agreements because they are not material to its operating results, they were made in the ordinary course of business and the Company is not substantially dependent on any of the agreements.

None of the six agreements has or is expected to affect the Company’s operating results in a material manner.  The Company expects an aggregate of approximately $1,860,000 in revenue from these six agreements for the annual 2008 period.  The estimated $1,860,000 in 2008 annual revenues from these six contracts will represent an amount equal to less than 2% of the Company’s expected 2008 expenses and net loss and are, therefore, not material to the Company’s operating results.

While the revenue received under these agreements is expected to vary from period to period depending upon events that are outside the Company’s control, the Company expects the revenue under each individual contract to be less than 10% of our 2008 annual revenues as well as our 2009 annual revenues. Further, since the Company is a biotechnology company focused on the development of potential future antibody therapies, the Company believes that its investors and analysts will not be focused on revenues from out-licensed programs in the near term, since the milestones that may be met by the licensees are out of the Company’s control and sporadic in nature, and individually, the revenue earned under each agreement is not indicative of the Company’s short- or long-term financial success.  Rather, the Company expects that the investment community will be focused foremost on the status of development of the Company’s own pipeline products, those that are proprietary or in collaboration with our partners, Biogen Idec and Bristol-Myers Squibb Company.  None of these six agreements are related to the Company’s own pipeline products.

Further, under each agreement, the financial obligation for development of the programs is the responsibility of the third party, with the Company paying or reimbursing for certain patent prosecution related expenses in some instances.  The Company does not have any ongoing obligations with respect to the development of the product candidates under these agreements, it does not anticipate incurring any substantial expenses in connection with any of these agreements and its own clinical programs do not depend on the outcome of these outlicensed programs. Therefore, the Company does not currently have, nor does it expect to have in future periods, any ongoing material expenses related to these agreements.

In addition, the Company respectfully submits to the Staff that these agreements were entered into in the ordinary course of business and the Company is not substantially dependent on any one of them (nor in fact, upon all of them in the aggregate).  Technology licenses, both in-licenses and out-licenses, are a common, frequent and necessary part of the operation of a biotechnology business.  Since such agreements were entered into in the ordinary course, as noted above, the Company’s business is focused on the development of its proprietary pipeline, and since none of these agreements is required for that development, the Company is not dependent upon them.

Because these agreements were made in the ordinary course of business, are not contracts which are material to the Company’s operating results and are not contracts on which the Company’s business is substantially dependent, the Company respectfully submits that the contracts are not material, and the Company does not believe the level of detail required regarding the agreements terms should be expanded.

While these agreements are not currently material, if the development programs being conducted by any of the third parties to these six agreements achieve certain significant milestone events in the future (significant clinical milestones or commercial approval, including for example, FDA approval or first commercial sale), then it is possible, depending on the facts and circumstances at the time, that (i) the amounts received or expected to be received thereafter might be material to the Company’s operating results and (ii) the Company could be substantially dependent on such revenues.  If this occurs, the Company would consider whether the filing, and more detailed disclosure, of any of these agreements would be required at that time.  However, currently, while the Company believes these agreements are significant for the reasons stated above, these agreements are not material to the Company and therefore have not been filed with the Company’s registration statement or described in detail.

Staff Comment:

2.             Similarly, please expand the discussion to describe fully the agreements with Human Genome Sciences, Inc., EKR, and GMN which you have filed as exhibits and for which confidential treatment has been requested.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 48, 50 and 53 to expand the discussion to fully describe the material terms of the agreements with Human Genome Sciences, Inc., EKR, and Genmab.  In addition, the Company notes that none of these agreements is expected to have a material affect on the Company’s operating results at this time.  However, as to the Genmab agreement, the Company is substantial dependent upon Genmab for manufacturing (as previously disclosed in the Information Statement).  Further, as to the Human Genome Sciences (“HGS”) Agreement, while the Company is not substantially dependent upon such agreement at this time, the rights licensed under such agreement are related to one of the Company’s proprietary pipeline programs—the PDL192 antibody—which is in phase 1 development. Such rights are exclusive to the Company and would be necessary to commercially launch the PDL192 antibody, should the Company successfully develop the PDL192 antibody through phases 2 and 3 and receive FDA approval.  Also, the HGS Agreement could require the payment of significant milestones to HGS if the Company successfully progresses development of the PDL192 antibody.  Finally, with respect to the agreement with EKR, the Company notes that due to recent events (competitive product introductions disclosed on page 20 of the Information Statement) and the Company’s subsequent consideration of the consequences of such events, such agreement may no longer be material because the Company now believes that it is not likely that EKR will achieve the sales thresholds that would trigger the payment of the two $30 million milestones to the Company—milestones which if achieved would support the conclusion that this agreement is material.  The Company has included disclosure on page 20 of the Information Statement that it does not now believe it will receive further milestone payments or material royalty payments under such agreement.  However, the Company has previously considered the agreement to be material and determined to file such agreement due to prior disclosure regarding the agreement and its terms.

*              *              *

The Company hereby acknowledges the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•      The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at (650) 454-2300.

Sincerely,

Facet Biotech Corporation

By:	/s/ Andrew Guggenhime
Name:	Andrew Guggenhime
Title:	Chief Financial Officer

Enclosures

cc:	DLA Piper LLP (US)
J. Howard Clowes, Esq. (via e-mail: howard.clowes@dlapiper.com)
Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)